Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

December 20, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Duc Dang, Esq.

Re:	American Realty Capital—Retail Centers of America, Inc.
Amendment No. 2 to Registration Statement on
Form S-l1
Filed December 20, 2010
File No. 333-169355

Dear Mr. Dang:

On behalf of our client, American Realty Capital—Retail Centers of America, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 2, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on September 14, 2010 (No. 333-169355) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on November 3, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

General

1.
We note your responses to comments 4 and 5 of our letter dated October 14, 2010.  Please note that you are responsible for analyzing your share repurchase program in light of the applicable regulations.  As such, we are not taking a position on the conclusions described in your responses.

We acknowledge that the Staff is not taking a position on the conclusions in the Company’s response and understands that it is responsible for analyzing its share repurchase program in light of the applicable regulations.

2.
We note that you are registering $359,500,000 worth of shares of your common stock.  Please confirm to us that you reasonably expect to offer and sell this amount in the next two years.  Refer to Rule 415(a)(2) of Regulation C.

The Company confirms that it reasonably expects to offer and sell $1,737,500,000 worth of shares of its common stock in the next two years, which are the proceeds of this offering, after the increase reflected in Amendment No. 2.

Prospectus Cover Page

3.
We note your response to comment 6.  It appears that you are only using a 9 point font size.  Please note that Rule 420 of Regulation C requires text to be in a least 10 point modern type.  Please revise your disclosure here accordingly and consider removing disclosure not required by Item 501 of Regulation SK or Industry Guide 5.

We advise the Staff that the Company has revised the disclosure on the cover page to remove disclosure not required by Item 501 of Regulation SK or Industry Guide 5 and to use a 10 point font size.

Prospectus Summary, page 1

4.
We note your response to comment 11 of our letter dated October 14, 2010 that “reasonable best efforts” means that the dealer manager is “only required to use its good faith best efforts and reasonable diligence to sell the shares.”  It remains unclear how a “reasonable best efforts” offering differs from a “best efforts” offering, Please revise your disclosure in this section to clarify how a “reasonable best efforts” offering differs from a best efforts offering.

We advise the Staff that the Company has revised its disclosure in Amendment No. 2 to clarify how a “reasonable best efforts” offering differs from a “best efforts offering.”  The Company and the dealer manger do not believe that the meaning of reasonable best efforts is materially different from the generally understood meaning of best efforts in connection with the public offering of securities by dealer managers and placement agents, but have used the term reasonable best efforts to clarify that extraordinary efforts are not required to satisfy the standard.

Risk Factors, page 21

Our sponsor has borrowed funds from the service provider ...  page 28

5.	Please expand your disclosure in this risk factor to discuss the risks and conflicts presented by the outstanding loan to your sponsor.

We advise the Staff that the Company has expanded its disclosure in this risk to address the conflict of interest in connection with the retention of the service provider. Since the loan is repayable by the sponsor solely from certain fees payable by the Company to the advisor, unless the service provider terminates the services agreement for cause or the advisor terminates the advisory agreement, the Company has not identified any other risks or conflicts resulting from the loan to the sponsor.

If you do not agree with the decisions of our board ...  page 31

6.	We note your response to comment 26 of our letter dated October 14, 2010. We were not able to locate the revisions that clarify how this risk is specific to you. Please revise or advise.

We advise the Staff that the Company has removed the subject risk factor.

Estimated Use of Proceeds, page 55

7.	Please tell us why the acquisition fees and expenses are not based on 1% and .5%.

We advise the Staff that the acquisition fees and acquisition expenses are based on 1% and 0.5%, respectively, of the amount of proceeds available for investment, rather than the gross offering proceeds. As a result, the acquisition fees and acquisition expenses are approximately 0.9% and 0.4%, respectively, of the gross offering proceeds.

Market Overview, page 57

8.	We note your response to comment 30 of our letter dated October 14, 2010. We will continue to monitor your filing in this regard. Please ensure you use the most recent information available.

We advise the Staff that the Company is sending by next business day delivery to the Staff the relevant sources in the required format for quantitative and qualitative business and industry data used in the Market Overview section.

Management, page 59

The Advisor, page 69

9.
We note your response to comment 34 of our letter dated October 14, 2010.  We note your disclosure that your advisor “may be deemed to owe fiduciary duties to [you].”  Please clearly state whether your advisor owes you fiduciary duties.  Additionally, please identify any other parties that owe you fiduciary duties.

We advise the Staff that the Company has revised the disclosure in Amendment No. 2 to state that the advisor will owe fiduciary duties to the Company.  In addition, the Company has revised the disclosure in Amendment No. 2 to provide that certain of the officers and directors of the advisor also are officers of the Company, and owe fiduciary duties to the Company in such capacity.

10.	We note that the advisor is “indirectly majority owned and controlled by Messrs. Schorsch and Kahane.” Please revise to clarify the indirect ownership and identify the remaining owners.

We advise the Staff that the Company has revised its disclosure in Amendment No. 2 to clarify that Messrs. Schorsch and Kahane control and indirectly own approximately 64% of our advisor.  Messrs. Budko, Block and Weil are the other owners of our advisor.

11.	It is not clear from your response to comment 35 whether the 48 persons are the advisor’s employees or are only “made available” to them from your sponsors. Please clarify.

We advise the Staff that the Company has revised its disclosure in Amendment No. 2 to clarify that the 48 persons are not employees of the advisor and are only made available to the advisor from the sponsor.

12.
We note the revised disclosure here and on page 74.  However, it remains unclear why the advisory agreement and the services agreement are not between you and the advisor’s affiliates’ or the service provider’s affiliates that will actually supply the personnel that will manage your operations.  Also, the business purpose behind you not being a party to the service agreement remains unclear.  Please clarify.

We advise the Staff that it is customary market practice to form an entity for the purpose of such entity agreeing to provide advisory services, with the advisor’s affiliates supplying the personnel to manage the operations and therefore contracting with the advisor and not other affiliates that supply the personnel is normal industry practice.  Additionally, the Company believes that it is better for it to have a centralized agreement with a single entity that is then responsible for the performance of the services of its affiliates and by the service provider than to have separate arrangements with each of such entities.  For the reasons we disclose on page 74 of Amendment No. 2, the Company believes that it is in the Company’s best interest to enter into an advisory agreement with the advisor and have the advisor enter into the service agreement with the services provider. The American Realty Capital group of companies is nationally recognized, and the Company believes that it is beneficial to the Company that the advisor is affiliated with this group of companies.  As disclosed in this section, the advisor will be responsible for the overall administration and overseeing performance by the service provider and its executive officers will be affiliates of the advisor.

13.
In connection with the preceding comment, please clarify if your advisor has any assets with which to remedy any breach of the advisory agreement or fiduciary duties created by the advisor’s or service provider’s affiliates.

We advise the Staff that American Realty Capital Trust II, the ultimate parent of the advisor, has committed to fund the advisor to meet the advisor’s obligations to remedy any breach of the advisory agreement or of its fiduciary duties created by the advisor’s affiliates.  Accordingly, the Company believes that no further disclosure in Amendment No. 2 is necessary.

The Services Agreement, page 73

14.
We note your response to comment 37 of our letter dated October 14, 2010.  Please disclose the purpose of this loan.  Also, please tell us why you believe this does not represent a related party transaction considering the repayment is sourced from your fees, the services are provided for your benefit, and the participation of your sponsor.

We advise the Staff that the Company has revised the disclosure in Amendment No. 2 to provide that the purpose of the loan is to provide additional funds to the sponsor which enables the sponsor to meet its working capital obligations, including the additional expenses relating to the Company.  The loan does not require that the sponsor use the loan proceeds for any particular purpose. The Company does not believe the loan represents a related party transaction because the Company is not a party to the loan agreement and the fact that the loan is repayable out of fees otherwise payable by the Company to the advisor does not make the loan a transaction in which the Company is a participant.  Since the loan is repayable solely from acquisition fees and/or financing coordination fees payable by the Company to the advisor, the loan does not increase the obligations of the Company, and as such, does not represent a related party transaction.

Management Compensation, page 77

15.
We arc unable to determine how you calculated $9,292,500 for acquisition fees or $4,646,250 for acquisition expenses for the maximum offering assuming the maximum leverage of approximately 75%.  Please provide calculations detailing how you determined these amounts.

We advise the Staff that the Company has revised the calculations for the acquisition fees and acquisition expenses for the maximum offering assuming the maximum leverage of approximately 75%. The acquisition fees and acquisition expense estimates for the 75% leverage is calculated by multiplying the amount available for investment (assuming 75% leverage) for the 75% leverage percentage (which would equal 300% of the net proceeds available for investment) by the 1.0% acquisition fee and 1.0% acquisition expense to estimate the acquisition fees and acquisition expenses.

16.
We note your revision to your filing for the financing coordination fee.  We are unable to determine how you calculated these amounts.  Specifically, it appears that you have used the total purchase price rather than the financing amount in your calculation.  Please provide calculations detailing how you determined these amounts.

We advise the Staff that the Company has revised the calculations for the financing coordination fee using the financing amount rather than the total purchase price. The financing coordination fee estimates for the 75% leverage is calculated by multiplying the amount that would be available for investment assuming leverage equal to 75% of the amount invested (which would equal 300% of the net proceeds available for investment) by the 1.0% financing coordination fee to estimate the financing coordination fee.

17.
We note your response to comment 40 of our letter dated October 14, 2010.  Under “Operating Expenses,” please disclose the other services you will reimburse your advisor for during the operational stage.  Also, in response to comment 45, you state that the asset management fee is not intended to cover the expenses of providing the management services.  Please revise the disclosure to reflect your response and clarify that the fees serve as a profit for the sponsors, if true.

We advise the Staff that there are no other services for which the advisor will be reimbursed. The Company has revised its disclosure in Amendment No. 2 to clarify that it will reimburse the advisor for personnel costs in connection with services for which its provides a specific fee during the operational stage, in addition to paying an asset management fee; however, the Company will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition fees or real estate commissions.  In addition, the Company has added a footnote to the Management Compensation section to provide that since the advisor will be reimbursed for its expenses in connection with providing asset management services, the amount of asset management fees will be a profit to the advisor.

18.
We note your response to comment 41 of our letter dated October 14, 2010.  Please revise your disclosure on page 9 to also reflect that reimbursements will include your officers’ compensation.  Further, because such salary reimbursements would come from you and pay for the officers’ activities related to your operations, it is not clear from your response why such reimbursements would not be subject to the disclosure requirements of Item 402 of Regulation S-K.  Please provide further clarification.

We advise the Staff that the Company has revised its disclosure in the compensation summary to reflect that reimbursements will include officers’ compensation. The Company acknowledges that insofar as any reimbursements are made for salary of executive officers and directors of the Company, the amount of such reimbursements would be subject to the disclosure requirements of Item 402. Since no amounts have yet been paid, no disclosure is required under Item 402 at this time.

19.
We note your response to comment 42 of our letter dated October 14, 2010 and the revised disclosure on page 77 that you “are not required to reimburse [your] advisor for any fees paid to the service provider.”  However, you immediately contradict the noted disclosure by stating that the “expenses reimbursed to our advisor may include expenses incurred by the service provider, but only to the extent that such expenses would be reimbursable to the extent they would be reimbursable if directly incurred by our advisor.”  Please revise to clearly explain the reimbursements you will pay to the service provider.

We advise the Staff that the Company has revised the disclosure in Amendment No. 2 to clarify that all fees paid to the service provider are solely the obligation of the advisor, and that the expenses reimbursed to the advisor may include expenses incurred by the service provider, but only to the extent that such expenses would be reimbursable if directly incurred by the advisor.

20.	We note your response to comment 44 of our letter dated October 14, 2010. Please clarify, by footnote disclosure or otherwise, what constitutes “other similar non-cash reserves.”

We advise the Staff the Company has revised the disclosure in Amendment No. 2 to provide that other similar non-cash reserves would include non-cash items such as reserves for litigation and other contingencies that are required to be established under generally accepted accounting principles in the United States.

21.
We note your response to comment 47 of our letter dated October 14, 2010.  Please revise your disclosure to clarify that, pursuant to your Articles of Amendment and Restatement, you are only required to provide a 6% cumulative, pre-tax, non-compounded return on the capital contributed by investors.  Also, if you may reduce the amount to be paid to investors from 7% to 6%, please clarify such ability.

We advise the Staff that the Company has revised the disclosure in Amendment No. 2 to provide that although the operating partnership agreement provides that the distributions to the advisor and its affiliates of the subordinated participation in net sales proceeds, subordinated incentive listing distribution and the subordinated distribution upon termination is subordinate to a return of capital contributions plus payment to investors of a 7% cumulative, pre-tax, non-compounded return on the capital contributed by investors, pursuant to the Articles of Amendment and Restatement, the Company is only required to provide a return of capital plus a 6% cumulative, pre-tax, non-compounded return on the capital contributed by investors in connection with the subordinated participation in net sales proceeds, subordinated incentive listing distribution and the subordinated distribution upon termination. Accordingly, the Company could amend the terms of the agreement with the sponsor and its affiliates or enter into new arrangements without a vote of the shareholders which reduces from 7% to 6% the amount investors are entitled to receive before these distributions or other similar payments are made.

Conflicts of Interest, page 88

22.
We note that your affiliates currently have a number of other programs in registration or in the fund raising stage.  Please revise your disclosure to specifically address the conflicts associated with managing and raising funds for all of these affiliated companies at the same time.  Also, please discuss the conflicts that may be present for your dealer manager in finding investors for you as well as your other affiliated entities.

The Company does not believe that there are conflicts of interest resulting from managing multiple affiliated companies, including those companies that have offerings in registration or that were recently declared effective, other than as disclosed in the sections of the prospectus entitled “Risk Factors – Risks Relating to Conflicts of Interest” and “Conflicts of Interest.”  The prospectus includes risk factors (“Our advisor will face conflicts of interest relating to the purchase and leasing of properties, and these conflicts may not be resolved in our favor, which could adversely affect our investment opportunities”; and “Our advisor and the service provider and its affiliates and their officers and employees and certain of our key personnel face competing demands relating to their time, and this may cause our operating results to suffer.”) that discuss the risks presented by management of multiple affiliated companies.  Additionally, many of the affiliated companies have dedicated management teams.  As a result, the Company believes that the management of multiple affiliated companies, including those companies that have offerings in registration or that were recently declared effective, does not materially increase these risks, and that the prospectus sets forth sufficiently the conflicts of interests and risks arising from such management of multiple affiliated companies.  Please see the sections in the prospectus entitled “Risk Factors – Risks Relating to Conflicts of Interest” and “Conflicts of Interest.”

With respect to fund raising, Realty Capital Securities, LLC (“RCS”), the dealer manager of the offering, was designed as a wholesale broker dealer capable of simultaneously distributing multiple direct investment programs.  RCS has a sales team that includes 90 professionals, as well as a wholesaling team for each offering dedicated to that offering.  RCS believes its sales team is adequate and structured in a manner to handle sales for all of the offerings for which RCS is the dealer manager, including those offerings that are currently in registration or that were recently declared effective, without adversely affecting its ability to act as dealer manager in the offerings.  Additionally, the section entitled “Conflicts of Interest – Affiliated Dealer Manager” has been revised in Amendment No. 2 to discuss the conflict of interest that the dealer manager may face with respect to simultaneous fund raising for multiple offerings.

For the foregoing reasons, the Company does not believe that risk factor disclosure in addition to the disclosure already in Amendment No. 2 is necessary.

23.
We note that the loan from your service provider to your sponsor impacted your decision in selecting the service provider.  Please expand your disclosure in this section to address this conflict and any other conflicts presented by this arrangement.

We advise the Staff that the Company has revised the disclosure in this section of Amendment No. 2 to address the conflict that the loan from the service provider to the sponsor impacted the Company’s decision in selecting the service provider.  Since the loan is repayable by the sponsor solely from certain fees payable by the Company to the advisor, unless the service provider terminates the services agreement for cause or the advisor terminates the advisory agreement, the Company has not identified any other conflicts resulting from the loan to the sponsor.

24.
We note your response to comment 49 of our letter dated October 14, 2010 that the limitation does not apply to commission paid to your dealer manager.  Please clarify whether the limitation applies to sales commissions related to real property transactions and explain if it is different from the cumulative return requirement associated with the various incentive fees.  Also, please clarify if the fees associated with properly sales remain accrued and outstanding while the limitation is in place.

We advise the Staff that the references to commissions paid to the dealer manager was erroneous and the Company has revised its disclosure in Amendment No. 2 to clarify that the limitation does not apply to sales commissions related to real property transactions to the advisor.  As a result, the second part of the Staff’s question that relates to fees associated with property sales while a limitation is in place is no longer applicable.

Investment Strategy, Objectives, and Policies, page 95

Disposition Policies, page 104

25.
We note your revised disclosure in this section that was duplicated from footnote 4 on page 84.  Please expand your conflicts of interest disclosure to address the incentive your advisor has to recommend selling and reinvesting assets, regardless of the quality of the investment.  Additionally, please add a risk factor to address the risks associated with this compensation arrangement.

We advise the Staff that the Company has revised the disclosure in Amendment No. 2 to address the incentive that the advisor has to recommend and reinvesting assets, regardless of the quality of the investment.  In addition, the Company has revised the risk factor entitled, “Our advisor and the service provider face conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders” to address this risk.

26.
Please explain what you mean by your statement: “Additionally, once the proceeds from this offering have been fully invested, the aggregate amount of acquisition fees and financing coordination fees shall not exceed 1.5% of the contract purchase price and the amount advanced for a loan or other investment, as applicable, for all assets acquired.”  Please explain whether this has an impact on fees associated with reinvestments.

We advise the Staff that the Company has revised its disclosure in Amendment No. 2 to clarify the disclosure.

Prior Performance Summary, page 115

27.
Please tell us why you have not included ARC Growth Partnership, LP with your aggregated non-public programs disclosure.  Additionally, please advise why you have not included separate disclosure regarding ARC Growth Fund, LP.

We advise the Staff that the Company has revised its disclosure in both the Prior Performance Summary and the Prior Performance Tables to refer to ARC Growth Fund, LLC, which inadvertently was identified as ARC Growth Partnership, LP in the Prior Performance Summary.

Summary Information, page 115

28.
We note you disclosure that the public program, American Realty Capital Trust (ARCT), commenced operations in March 2008.  In Table Ill, you disclose that this program commenced operations in August 2007.  Please revise your disclosure, as appropriate, to reconcile.

We advise the Staff that the Company has revised its disclosure in Amendment No. 2 to remove references to March 2008 and to include August 2007 as the date that American Realty Capital Trust, Inc. commenced operations.

29.
We note the revised disclosure that the information is current for all programs “in existence as of December 31, 2009.”  Please note that the disclosure requested by Item 8 of Industry Guide 5 is not limited to only programs in existence.  Please revise to clarify if this summary encompasses your sponsors’ experiences in the last 10 years with other programs.

We confirm to the Staff that the summary of the sponsor encompasses all of the sponsor’s experiences in the last 10 years.  The Company has revised its disclosure in the Prior Performance Summary to indicate that the summary information is current as of December 31, 2009 for all prior investment programs of the sponsor over the last ten years.

Other Investment Programs of Mr. Schorsch and Mr. Kahane, page 120

30.
We note your response to comment 61 that the proceeds were not raised from passive investors.  As such, it is not clear how you determined that this entity constitutes a program that is relevant and should be included in this section.  Please clarify.

We advise the Staff that American Realty Capital, LLC is not a program under Guide 5.  However, American Realty Capital, LLC is discussed in order to demonstrate the sponsor’s experience in investing for its own account.  We have seen other registrants include similar disclosures to show their experience in investing for their own account.

Share Repurchase Program, page 157

31.
We note that you have revised w remove the 30 day notice provision.  Please advise us how shareholders will be notified of changes to your program and whether shareholders will have sufficient notice to make informed decisions regarding whether to submit their shares for repurchase.

We advise the Staff that the Company has revised its disclosure in Amendment No. 2 to provide that any material modification, suspension or termination of its share repurchase program by the board of directors or the advisor will be disclosed to stockholders as promptly as is practicable, but not later than 10 days after such action, in reports the Company files with the Commission, a press release and/or via the Company’s website. In the event of a suspension or material modification of the share repurchase program, the board of directors of the Company may also modify or suspend the offering of shares for sale.

Summary of our Organizational Documents, page 160

Limitation on Total Operating Expenses, page 165

32.
We note your disclosure that your advisor must begin reimbursing you in certain situations upon the earlier to occur of “(a) the fifth fiscal quarter after you make [your] first investment and (b) six months after the commencement of the offering.”  Please clarify how subclause (a) could occur prior to subclause (b).

We advise the Staff that the Company has revised the disclosure in Amendment No. 2 to remove subclause (a), which previously was included in the event that Company made an investment before the effective date of the offering.  The Company does not contemplate making any investment prior to the effective date of the offering, and, as a result, has revised the disclosure in Amendment No. 2.

Prior Performance Tables, page A-1

33.	We note your response to comment 70. We continue to consider your response and may have further comments.

We acknowledge that the Staff will continue to consider the Company’s response to comment 70 and may have further comments.

Table I, page A-2

34.	It appears that your Table I disclosures deviate from the format provided by Industry Guide 5. Please tell us the basis for your deviations.

We advise the Staff that the Company has revised Table I in Amendment No. 2 to provide the disclosure in the manner required by Industry Guide 5.

Table III, page A-6

35.	Please clarify how you determined that the distributions made by ARCT were wholly from operating cash flow when your cash used by operations was approximately $2.5 million.

We advise the Staff that Table III has been revised for 2009 to reflect that the distributions have been made from proceeds from the sale of common stock due to our negative cash flow from operations in that year.

36.
We note that you have included the interest paid to investors as part of your interest expense line item for your note programs.  Please tell us why separate disclosure of the interest paid to investors is not material.  To the extent that cash flow from operations did not fully fund interest payments to investors, please revise to disclose the remaining funding source.

We advise the Staff that the Company has revised the disclosure in Table III in Amendment No. 2 to include the interest paid to investors as an interest expense line item for the note programs.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3025.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven A. Fishman
Steven A. Fishman, Esq.